Mail Stop 3561

Michael J. Newsome
Chief Executive Officer and Chairman
Hibbett Sporting Goods, Inc.
451 Industrial Lane
Birmingham, Alabama 35211

> **Re: Hibbett Sporting Goods, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2006**
> **Filed April 13, 2006**
> **and information incorporated by reference from**
> **Definitive Proxy Statement filed May 1, 2006**
> **File No. 0-20969**

Dear Mr. Newsome:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 5

1. Please delete the first paragraph as the defined terms are clear from context. Similarly, please delete the 1st sentence of the Introductory Note on page 4.

Available Information, page 5

2. Please revise to show the current address of our Public Reference Room as 100 F Street, N.E., Washington, D.C. 20549.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 16

Fiscal 2006 Compared to Fiscal 2005, page 16

3. The present disclosure does not clearly communicate the extent new and comparable store sales each impact your consolidated operating results. Please revise the disclosure to clearly define how you distinguish between new and comparable stores. For new and comparable store categories, include a discussion identifying the material trends for the comparable periods presented as well as a comparative analysis of the operating results in both absolute dollar and percentage terms. See SEC Release 33-8350.

Liquidity and Capital Resources, page 19

4. Please describe in further detail the JDA Merchandising System and explain how it has affected and will affect your results of operations, liquidity and capital resources. If material, please similarly describe the various improvements at your headquarters and distribution center you expect to make in fiscal 2007.

Consolidated Statements of Cash Flows, page 28

5. Please disclose where you classify the cash, allowances and/or leasehold improvements received from landlords within your statements of cash flows. Please disclose the amounts recognized for each category in each period presented.

Notes to Consolidated Financial Statements, page 30

1. Basis of Presentation and Summary of Significant Accounting Policies, page 30

6. As of your balance sheet dates please disclose the amounts due from credit card, debit card and electronic benefit transfer transactions and where these amounts are classified in your consolidated balance sheets and statements of cash flow. Include your accounting policy for these transactions in your revised filing or tell us why this is not applicable.

Reportable segments, page 30

7. Tell us in more detail how you determined that aggregation into one reportable segment was appropriate in accordance with paragraphs 17 of SFAS No. 131 and 4 of EITF 04-10. Please focus your response on the economic similarities of the three retail formats; Hibbett Sports, Sports Additions and Sports & Co. In that

regard, please provide us quantitative support for your assertions such as historical sales, margin and operating profit figures. In your response please include an explanation why management's discussion and analysis states that gross profit in fiscal 2006 is primarily attributable to product margin increases in apparel and footwear and that footwear and apparel have dissimilar gross margins. We refer you to the gross profit discussions on pages 17 and 18. For the purpose of this discussion we will presume that both the methods of distribution and the nature of the regulatory environment are similar.

8. Your management's discussion and analysis identifies three distinct product categories that contribute to retail store sales. We refer you to page 17. Please advise or revise your filing to separately report revenues from external customers for the apparel, footwear and equipment product categories. See paragraph 37 of SFAS No. 131.

Property and Equipment, page 32

9. Please explain the nature of the modifications in lease terms that resulted in the extension of estimated asset lives. We refer you to page 17. Tell us how you accounted for these modified leases and how the extension impacted your classification of these leases, if at all. Please be specific in your response.

10. We note you recorded losses on asset disposals in each of the three years presented. Please tell us the makeup of the disposed assets, your reasons for the dispositions and the specific underlying reasons for selling at a loss, as necessary. Tell us if you have considered revising the estimated useful lives in light of the recurring losses, or alternatively, why these estimates are still accurate. Also tell us if you considered the existence of long-lived asset impairment and the results of your recoverability tests, if applicable. We also note the annual ratio of depreciation expense to net property and equipment decreased 10%, from 37% to 27%, over the recent three year period even though the net property and equipment balance increased by 44% over the same three year comparative period. Please tell us the underlying reasons for the increasing disparity between these two items.

Revenue Recognition, page 33

11. Please expand your accounting policy concerning the recognition of idle layaway deposits and unused gift cards including your basis in GAAP. Disclose whether you escheat layaway deposits and unredeemed cards, if applicable. Disclose the amount of breakage revenue recognized and deferred for each period presented and the line item where it is presented in your income statement, as applicable.

7. Commitments and Contingencies, page 39

12. Please expand your disclosure to include whether any amounts have been accrued relating to this matter. If so, state the line item and the period in which it was recorded in your statements of operations. Also include in your disclosure all pertinent assumptions used to reach a conclusion as well as your conclusion based on the guidance in paragraphs 3 and 8-10 of SFAS 5 as it relates to this matter. Please similarly include this information in Item 3. Legal Proceedings.

Exhibits, page 47

13. It appears you need to file your sub-lease arrangement with Books-A-Million, Inc. of which your director, Clyde B. Anderson, is an executive officer. Please advise or revise.

Signatures, page 49

14. The report must also be signed on behalf of the registrant by its controller or principal accounting officer. See General Instruction D to Form 10-K.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not

foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Brian V. McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-3240, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3725 with any other questions.

                                                    Sincerely,

                                                    H. Christopher Owings
                                                    Assistant Director